Issy-les-Moulineaux, September 2, 2005

VIA EDGAR (Correspondence)

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: SEC Comment Letter Dated July 28, 2005 (File No. 0-30078)

Dear Mr. Spirgel,

We have carefully reviewed the comments included in your letter dated July 28, 2005, regarding the Annual Report on Form 20-F for the year ended December 31, 2004, filed by Wavecom S.A. (the “Company”) on April 7, 2005 (the “Form 20-F”). The Company’s responses to the Staff’s comments are set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.

Form 20-F for Fiscal Year Ended December 31, 2004

Results of Operations, page 27

Sales by application, page 28

1.

We note that your sales to distributors accounted for 37.8% of your revenues.  Tell us the nature of these distributors’ rights of return and your consideration of paragraph 6 of SFAS 48.

Our network of distributors buys products from Wavecom which are then sold to end-customers who integrate Wavecom solutions into their finished goods. Distributors are treated as any other direct customer and our sales terms do not include general rights of return for refund, exchange or credits. Accordingly, SFAS 48 does not apply to Wavecom’s revenue recognition criteria.

WAVECOM S.A

3 esplanade du Foncet

92442 Issy les Moulineaux – France

Tel : +33(0)1 46 29 08 00

Fax : +33 (0)1 46 29 08 08

Website : www.wavecom.com

SA au capital de 15 506 290 euros - R.C.S Nanterre B 391 838 042

WAVECOM © 2003. All rights reserved

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

Cost of goods sold, page 29

2.

Tell us in more detail what you mean by the statement that you “benefited from the effect of re-evaluation of provisions for third party intellectual property royalties”.

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies in our products are patented by third-parties and Wavecom uses some of these technologies under licensing agreements for which we pay a royalty fee.  Technologies Wavecom uses that are not under licensing agreements may be subject to royalty payment claims in the future from the patent holders.

The Company accrues the estimated cost of these royalties (the calculation method is detailed in the answer to the ninth question) and accordingly, the amount of royalty fee paid by the Company when these claims are settled may differ from the amounts accrued. In 2003, Wavecom signed licensing agreements to settle certain patent holders’ claims which resulted in payments aggregating €9.1 million less than the estimated amount accrued.  As disclosed in the Form 20-F, the change in estimate was recorded as a reduction to cost of goods sold.

Item 15.  Controls and Procedures, page 65

3.

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that, except as otherwise disclosed below, as of December 31, 2004, our disclosure controls and procedures were designed to ensure that material information relating to Wavecom… is made known to our Chief Executive Officer and Chief Financial Officer…” (emphasis added)  Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that given the identified material weakness, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.  Please amend your Form 20-F accordingly.

Based on the Staff’s comment and communications by telephone, we understand that the Staff has developed a policy which requires that conclusions regarding the effectiveness of disclosure controls and procedures be unqualified.  We note that our current disclosure, which states a general conclusion regarding effectiveness and an exception to that conclusion, is factually accurate, clear and responsive to the relevant instructions to Form 20-F.  We have also indicated to the Staff our willingness to comply with the policy it has developed on a prospective basis.

Nevertheless, as the Staff requires that its policy regarding disclosure about the effectiveness of disclosure controls and procedures, which had not been previously communicated to us, be applied to the Form 20-F for 2004, we will amend the second

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

sentence of the first paragraph under Item 15 of the Form 20-F for 2004 in the following manner:

“As a result of the material weakness in internal control over financial reporting for the financial year 2003 which was identified in February 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, our disclosure controls and procedures were not effective.”

4.

We note your disclosure that your “disclosure controls and procedures were designed to ensure that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and  Chief Financial Officer by others within those entities, particularly during the period in which this Annual Report was being prepared.” Please note that under Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please revise accordingly. Alternatively, in future filings, you may simply state that your disclosure controls and procedures are effective or not effective, as appropriate.

In response to the Staff’s comment, we agree to revise our disclosure in the manner proposed by the Staff.

5.

Please describe the “more stringent review process” that you intend to implement during the first half of 2005.

As a result of the identified material weakness and in the context of our internal control project to implement Section 404 of the Sarbanes-Oxley Act, certain measures, including the practice of having all tax declarations reviewed by external tax consultants and instituting a second level of internal review of tax calculations, have been integrated into our disclosure controls and procedures during the first half of 2005.

Consolidated Financial Statements, pages F-3 to F-6

6.

We note your declining margins, negative operating cash flows, declining cash balances and continued losses. Tell us if there has been any change in your financial circumstances that affect your ability to continue as a going concern.

The Company has now completed the restructurings described in Wavecom’s Form 20-F for 2004. Subsequent to the filing of our Form 20-F for 2004, Wavecom has reported two consecutive quarters of net profit: €1.8 million net profit for its first quarter ended March 31, 2005 and €1.6 million net profit for its second quarter ended June 30, 2005. In addition, gross margin as a percent of revenues increased significantly from 31.9% for the fourth quarter ended December 31, 2004 to 45% for the first quarter 2005 and again to 47% for the second quarter 2005.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

Finally, the Company’s cash position has grown from €53.4 million as of December 31, 2004 to €57 million as of June 30, 2005.

As stated in Wavecom’s press release announcing its second quarter results, the Company remains cautiously optimistic that revenue will grow in the second half of 2005. The company expects the gross margin for the second half of 2005 to exceed 35% of revenues. Operating expenses should remain stable at approximately the same level as the first half of the year. Accordingly, the Company has not identified any changes in its financial position or results of operations that would negatively affect its ability to continue as a going concern.

1. Nature of business and summary of significant accounting policies, pages F-7

Nature of business, page F-7

7. Tell us if either the discontinued handset or semiconductor business is considered a component of an entity and your consideration of paragraphs 41 and 42 of SFAS 144.

Our handset and semiconductor businesses do not meet the definition of a component of the entity as defined in SFAS 144.  We do not and cannot separately identify results of operations or cash flows in our handset or semiconductor businesses and we continue to generate significant cash flows from our handset business, which still represented 10% of the total revenue for the first half of 2005. Furthermore, the semiconductor business was not considered as a market because it was in development and as such had not generated revenue.

Revenue recognition, page F-8

8.

We note that you recognize revenues from product sales at the time the products are shipped and title has been passed. It appears that your products include embedded software. Tell us the factors you considered when determining whether software is more than incidental to the product or services that you provide. Specifically refer to SOP 97-2 in your response.

In determining whether software is more than incidental to the products or services Wavecom provides, we have considered, as defined in paragraph 2 of SOP 97-2, the following factors:

1)

Is software a significant focus of our marketing effort or sold separately?

Wavecom’s products are sold as pre-packaged wireless modules and wireless modems that consist of miniature hardware circuit board platforms with embedded software.

We do not sell software separately from hardware. In addition, software cannot be used on hardware provided by competitors and the customer cannot use the software on any other applications.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

The embedded software is an increasingly important way to distinguish ourselves from competitors and therefore became recently one of the focal points of our marketing, as illustrated by our latest press releases (for instance, we announced on July 20, 2005 our new Operating system 6.55).

2) Does Wavecom provide postcontract customer support?

Currently, we do not provide postcontract customer support or maintenance for our software. Our contracts do not provide for upgrading any software.

3) Does Wavecom incur significant costs that are within the scope of Financial Accounting Standards Board (FASB) Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed?

Wavecom does not capitalize any software development costs in accordance with FASB statement N°86. In addition, we believe that the percentage of incurred software development expenditures to total research and development expenses for our products is not significant for the periods presented.

Based on these considerations taken as a whole, Wavecom believes that software is incidental to the products we provide.

Accrued royalties, page F-11

9.

We note that you “accrue the estimated cost of royalties which may be due to other patent holders… based on a percentage of consolidated product revenues, derived from past experience. The ultimate royalty paid by the Company may differ from the amounts accrued.” Provide us with more details of what you mean by this statement. Tell us how you determine the accrual and why you believe the accrual is appropriate. Quantify for us the amounts accrued with respect to these other patent holders and any changes in these accruals for each period that financial statements were presented.

Wavecom negotiates individual license agreements with each GSM/GPRS essential patent holder declared at ETSI (the European Telecommunications Standards Institute). The negotiations are based on the number of families of patents declared at ETSI by each individual essential patent holder compared to the total number of essential patents declared and listed at ETSI. Royalties calculated by Wavecom correspond to a certain percentage of the net selling price of Wavecom’s products.

The total percentage of royalties related to essential patents as a part of net selling price  has been evaluated using the history of the essential patents license agreements the Company has already signed (8 agreements have been signed since early 1999) and external analyses.

For the essential patents license agreements already signed, typically, negotiations with the patent holders have two components: agreement on an amount to settle past sales, and an agreement on an amount or percentage to settle royalties on future sales.  This process explains how the royalties ultimately paid by the Company for past sales may differ from the amounts accrued.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the Company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements.

The table below sets forth the changes in accruals for these other patent holders, over the last 3 years:

	Accruals at beginning period	Accruals made during the period	Settlements made during the period	Changes in estimate for pre-existing accruals during the period	Accruals at ending period
Fiscal year 2002	€ 9,375	€ 20,636	€ 797	€ -	€ 29,214
Fiscal year 2003	29,214	9,791	9,281	9,076	20,648
Fiscal year 2004	20,648	1,683	7,500	-	14,831

As new license agreements have been signed with essential patents holders, the percentage of royalties accrued decreased. For the year ended December 31, 2004, the total costs for essential patents recorded in the profit and loss statement was €11,247,000, of which €9,564,000 were related to royalties due and paid under essential patents licensing agreements, and only €1,683,000 of which were accrued during the year related to other patent holders.

Based of the number of essential patents declared at ETSI for which Wavecom has no license agreement, the Company has evaluated the amount of royalties that each remaining significant essential patent holder would probably claim. The Company’s estimate of the total liability gives an amount of € 14.8 million as of December 31, 2004.

8. Other accrued expenses, page F-18

10.

We note that other accrued expenses include a provision of 1,915,000 euros for claims with customers related to defective products. Tell us why this provision is specifically excluded from your warranty obligation and what the nature of the product defect was.

We would like to point out that at December 31, 2004, the €1,915 thousand mentioned in the Staff’s comment is composed of €1,358 thousand related to defective products (we address this amount below) and €557 thousand related to costs incurred by Wavecom’s subcontractors, mainly related to under utilization and not warranty claims.

The warranty accrual, reflected as a different line item in the note 8 (Other accrued expenses) and which amounted to €2,014 thousand at December 31, 2004, is calculated based on statistical data of returns of defective products and covers the costs which we incur to repair those products.

Separately from the warranty, other accruals might be required, on a case by case basis, to cover the impact of specific non-recurring technical issues which are not covered in our standard warranty.  Such non-recurring issues, which have occurred in a very limited number of cases, mainly include defects in a specific hardware component and software corruption.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

These defects may lead to a decision by Wavecom (for commercial reasons) to offer a customer compensation for part of the customer’s costs arising from these issues, following a specific claim.

The total of our accruals for these issues amounted to €1,358 thousand at the end of 2004.

12. Income taxes, page F-23

11.

Reconcile for us the disclosure for deferred income tax expense for 2003 and 2004. It is unclear to us how you determined these amounts.

In France, the system of carry back is the following: it allows to allocate the tax losses of the year N on the previous tax profit of the 3 prior years (N-1, N-2 and N-3). This is creating a tax asset which can be either used to offset future tax profit (carry forward) or reimbursed by the tax administration at the end of a five-year period if not used (carry back).

Due to the 2002 tax profit, the maximum carry back generated amounted to € 9,617 thousand.

Due to 2003 loss, € 8,558 thousand was recognized in the statutory accounts as tax loss carry back and the remaining € 1,059 thousand was recognized in 2004 due to additional tax losses.

The breakdown of deferred tax assets was as follows at December 31, 2002, 2003 and 2004:

(In thousands)	2002	2003	2004
Deferred tax asset, gross :
Wavecom S.A.	€ 11,931	€ 11,871	€ 12,561
Wavecom ‘s subsidiaries	1,292	4,019	7,456
	______	______	______
Total deferred tax asset, gross	13,223	15,890	20,017

Valuation allowance :
Wavecom S.A.	-	(2,254)	(2,944)
Wavecom ‘s subsidiaries	(1,292)	(4,019)	(7,456)
	______	_______	_______
Total valuation allowance :	(1,292)	(6,273)	(10,400)

Net deferred tax asset	€ 11,931	€ 9,617	€ 9,617

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

The detail of deferred income tax expense (benefit) was as follows for the years ended December 31, 2003 and 2004, respectively:

(In thousands)	2003	2004
Change in deferred tax assets from prior year, gross
Wavecom S.A.	€ 60	€ (690)
Wavecom ‘s subsidiaries	(2,727)	(3,437)
Change in valuation allowance from prior year	4,981	4,127
Valuation allowance on tax loss carryback (1)	8,558	1,059

Total deferred tax expense (benefit) as reported in Note 12 “Income tax”	€ 10,872	€ 1,059

(1) This entry was made necessary due to the recognition in the current tax benefit of part of the carry back (as reflected in the table below) and to avoid double counting of this item in both current and deferred tax (from 2002).

The detail of current tax expense (benefit) was as follows for the years ended December 31, 2003 and 2004, respectively:

(In thousands)	2003	2004
Research tax credit	€ (1,355)	€ (132)
French current tax expense	21	43
Tax loss carry back	(8,558)	(1,059)
Income tax expense ( benefits) from subsidiaries	(119)	103
Total current tax expense (benefit) as reported in Note 12 “Income tax”	€ (10,011)	€ (1,046)

Consequently, income tax expense amounted to € 861 thousand and € 13 thousand for the year ended December 31, 2003 and 2004.

12.

Tell us the nature of the “impact of valuation allowance on deferred tax assets” in the tax reconciliation schedule and how those amounts relate to the valuation allowance captioned separately in the following schedule. Please describe the underlying transactions that effected the changes.

For 2002, the main explanation for the amount of € (7,736) thousand is due to the fact that Wavecom used previous years tax losses to decrease the tax expense of the year.

For 2003 and 2004, the main explanation of the amounts is attributable to the fact that Wavecom recognized deferred tax assets only up to the amount of the carry back and not to the level of the total accumulated income tax losses computed at the French statutory rate.

Ultimately, the line item “impact of valuation allowance on deferred tax assets” in the tax reconciliation disclosure reflects the impact of unrecognized deferred tax assets.

13.

We note that you recorded a deferred tax of 11,871,000 euros at December 31, 2003. Provide us with more details of this deferred tax, how it was created, and where this amount is included in your income tax footnote.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

At Parent company level only (Wavecom S.A.), gross deferred tax asset at December 31,2003 is composed of the following items (in thousands):

• Royalties accruals (tax deductible when paid):	4,276
• Timing difference on accruals for vacant offices:	2,796
• Timing difference on other accruals (warranty, inventory):	2,540
• Timing difference on exchange rate profit:	834
• Timing difference on impairment:	1,223
• Other:	202
_____
Total	11,871

The amount is included in the Company’s income tax footnote as followed:

•	€ 11,931 thousand, as mentioned in the first table of Note 12 as deferred tax benefit for 2002 and;
•	€ (60) thousand included in 2003 tax expense of € 10,872 thousand also reflected in the first table of Note 12 and detailed in our above response to question 11.

14.

We refer to the second paragraph on page F-24. Your error and accompanying restatement are unclear to us. Provide us with more details regarding the error and how it was corrected. Also, tell us why a restatement of your financial statements, more specifically the income statement and balance sheet, was not necessary. Refer to your basis in the accounting literature.

In February 2005, the Company identified an error in the application of its 2003 tax loss carryback to the 2002 French tax return declaration.

The error was to calculate the carry back on the calculated income tax (€ 14,878 thousand) and not on the paid income tax (€ 9,617 thousand), the difference being the research and development tax credits which actually reduced the Company's 2002 French income tax due.

As described in the Note 12 to the 2004 financial statements, after the correction of this error, the 2003 tax loss carryback to 2002 was limited by the amount of research and development tax credits actually applied to the Company's 2002 French income tax due.  As it was unlikely that the Company would realize deferred tax assets resulting from its 2003 income tax losses in excess of the amount carried back to 2002, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses.  Accordingly and in accordance with APB 20, Accounting Changes,, the Company has restated the valuation allowance on its deferred tax assets for fiscal year 2003 to € 14.831 million (€9.570 million as previously reported) reflecting an increase of €5.261 million.

Therefore on February 28th, 2005; Wavecom filed a 20F/A for the fiscal year ended December 31 2003. The net result for the year ended December 31, 2003 has been restated to a net loss of €31.1 million from the previously published net loss of €25.9 million. The shareholders’ equity at December 31, 2003 has been restated to €137.3 million from the previously published €142.6 million.

Mr. Larry Spirgel

United States Securities and Exchange Commission

September 2, 2005

15.

We note that you recorded a deferred tax asset of 9,617,000 euros at December 31, 2004. Provide us with more details of the asset, including why you believe that it is realizable.

As detailed in our response to question 11, this amount corresponds to the carry back which can either be used to offset future tax profit or be reimbursed by the tax administration at the end of a five-year period if not used. Accordingly, this asset is realizable.

Finally, Wavecom S.A. acknowledges that:

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it is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to Staff comments in Wavecom S.A.’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

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it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience.  Feel free to contact me directly via telephone +33 1 46 29 42 43,  fax +33 1 46 29 40 55 or via e-mail

chantal.bourgeat@wavecom.com.

Best regards,

Chantal Bourgeat

Chief Financial Officer

Wavecom